STRICTLY CONFIDENTIAL
WLR&K DRAFT: 4/12/11
April 12, 2011
VIA EDGAR AND FEDEX
Michael McTiernan, Esq.
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3852
Facsimile Number:    (202) 772-9209

Re:	AMB Property Corporation
Registration Statement on Form S-4
Filed on March 11, 2011
File No. 333-172741

AMB Property Corporation
Form 10-K for the Year Ended December 31, 2010
Filed on February 18, 2011
File No. 001-13545

AMB Property L.P.
Form 10-K for the Year Ended December 31, 2010
Filed on February 18, 2011
File No. 001-14245

ProLogis
Form 10-K for the Year Ended December 31, 2010
Filed on February 28, 2011
File No. 001-12846
Dear Mr. McTiernan:
          On behalf of AMB Property Corporation (“AMB”), AMB Property L.P. (“AMB LP”) and ProLogis, set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated April 5, 2011, with respect to the above-referenced filings. We have also included in this letter, where applicable, responses communicated to us by counsel to, and/or representatives of, ProLogis, J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated.
          This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-172741) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 1 marked to indicate changes from the version filed on March 11, 2011.

Michael McTiernan, Esq.
United States Securities and Exchange Commission
April 12, 2011

Each of AMB and ProLogis is providing, under separate cover, supplemental information responsive to comment 3, for which, due to its highly sensitive and confidential commercial and financial nature, AMB and ProLogis, respectively, are requesting confidential treatment under the Freedom of Information Act, as amended, in accordance with 17 C.F. R. § 200.83(c).
          For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 1.
Form S-4
Selected Historical Financial Data of AMB
1.	We note that you disclose FFO for AMB and for ProLogis, but that each defines the measure differently from the widely-used NAREIT definition and from each other. In order to avoid confusion between these different methods of calculating FFO, please reconcile each adjusted FFO measure through the NAREIT FFO definition and provide line item explanations of adjustments from the NAREIT measure.

Response: In response to the Staff’s comment, the disclosure on pages 12 and 14 of Amendment No. 1 has been revised.
Information About the Companies
2.	Please include, in this section or elsewhere, pro forma operating data for the combined company, including geographic diversification, tenant concentration, and lease expirations.

Response: In response to the Staff’s comment, additional disclosures have been made on pages 60 and 61 of Amendment No. 1.
The Merger
Background of the Merger
3.	Please provide us with copies of any non-public information, including board books, financial forecasts, and projections, presented to the board by the AMB and ProLogis’ management and its financial advisors.

Response: Each of AMB and ProLogis is concurrently providing the Staff, under separate cover and on a supplemental and confidential basis, copies of the materials presented to their respective boards in connection with the proposed transaction.

4.	We note that AMB management discussed a variety of financial and strategic alternatives before pursuing the ProLogis merger. Please briefly describe any of

Michael McTiernan, Esq.
United States Securities and Exchange Commission
April 12, 2011

these alternatives to the extent given material consideration and briefly describe why management and the board decided not to pursue these alternatives.

Response: In response to the Staff’s comment, the disclosure on page 30 of Amendment No. 1 has been revised.

5.	Please describe in greater detail the governance and operational issues that were negotiated in the months leading up to the announcement.

Response: In response to the Staff’s comment, the disclosure on pages 31 through 33 of Amendment No. 1 has been revised.

6.	Please disclose when AMB engaged JP Morgan as its financial advisor.

Response: In response to the Staff’s comment, the disclosure on page 32 of Amendment No. 1 has been revised.
AMB’s Reasons for the Topco Merger
7.	We note that one of the reasons cited for supporting the merger is the expectation that the transaction will create synergies yielding savings of $80 million. Please describe in greater detail, here or elsewhere in the prospectus as appropriate, how this amount was determined.

Response: In response to the Staff’s comment, the disclosure on page 22 of Amendment No. 1 has been revised.

8.	Please disclose an estimate regarding the “substantial costs to be incurred in connection with the transaction.”

Response: In response to the Staff’s comment, the disclosure on pages 38 and 41 of Amendment No. 1 has been revised.

9.	Please disclose some quantitative support for the statement regarding weaker debt coverage and higher leverage.

Response: In response to the Staff’s comment, the disclosure on pages 26 and 38 of Amendment No. 1 has been revised.

10.	Please discuss in greater detail, here or elsewhere in the prospectus as appropriate, the mandatory prepayments that may be triggered under AMB’s and ProLogis’ debt agreements, including the potential dollar amounts and the status of any consent waivers that have been sought or obtained.

Response: In response to the Staff’s comment, the disclosure on pages 25, 38 and 41 of Amendment No. 1 has been revised.

Michael McTiernan, Esq.
United States Securities and Exchange Commission
April 12, 2011

Opinion of AMB’s Financial Advisor
11.	Please provide more detailed disclosure on why J.P. Morgan considered the “Other REITs” to have similar operations.

Response: In response to the Staff’s comment, the disclosure on page 45 of Amendment No. 1 has been revised.

12.	We refer to your public trading analysis on page 43 and use of FFO per share and AFFO per share data as reported by equity research analysts and provided by AMB. Please clarify if the same definition of FFO and AFFO was used in all instances.

Response: In response to the Staff’s comment, the disclosure on page 45 of Amendment No. 1 has been revised.

13.	We note that J.P. Morgan calculated a range of terminal values for AMB and ProLogis using a perpetual dividend growth rate ranging from 4.25% to 4.75% and a range of discount rates, which vary for AMB and ProLogis. It should be clear from the disclosure how J.P. Morgan selected these dividend growth and discount rates. Please revise.

Response: In response to the Staff’s comment, the disclosure on pages 46 and 47 of Amendment No. 1 has been revised.

14.	We note that AMB may pay J.P. Morgan a $2 million discretionary fee and that ProLogis may pay Morgan Stanley a $2.5 million discretionary fee upon closing of the transaction. Please provide disclosure regarding the purpose of these discretionary fees.

Response: In response to the Staff’s comment, the disclosure on pages 48 and 55 of Amendment No. 1 has been revised.
Opinion of ProLogis’ Financial Advisor
15.	Please disclose the nature of any material services provided by Morgan Stanley to AMB or ProLogis in the past two years.

Response: In response to the Staff’s comment, the disclosure on pages 55 and 56 of Amendment No. 1 has been revised.
AMB Unaudited Prospective Financial Information
16.	Please revise the disclosure to remove the statement that the registrant does not assume responsibility for the accuracy of the disclosure in this section of the registration statement.

Michael McTiernan, Esq.
United States Securities and Exchange Commission
April 12, 2011

Response: In response to the Staff’s comment, the disclosure on pages 56 and 58 of Amendment No. 1 has been revised.
Legal Matters
17.	Please disclose who will pass upon the validity of the shares being issued in the transaction.

Response: In response to the Staff’s comment, the disclosure on page 140 of Amendment No. 1 has been revised.
Exhibit Index
18.	Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal and tax opinions with your next amendment, please provide draft opinions for us to review.

Response: In response to the Staff’s comment, additional exhibits to the registration statement, including forms of legal and tax opinions, have been filed.

19.	Please file as exhibits to the registration statement any executive management and board of director employment contracts and similar contracts that have been entered into in connection with the proposed transaction. Refer to Item 601(b)(10) of Regulation S-K.

Response: We respectfully submit that Item 601(b)(10) is not applicable to the registration statement. Footnote 1 to the exhibit table set forth in Item 601(a) of Regulation S-K states that an exhibit need not be provided about a company if (1) an election has been made under Form S-4 to provide information about the company at a level prescribed by Form S-3 and (2) Form S-3 would not require the company to provide such exhibit if it were registering a primary offering. An election has been made under Form S-4 to provide information in the registration statement about each of AMB and ProLogis at a level prescribed by Form S-3, and Item 601(b)(10) of Regulation S-K is inapplicable to a Form S-3 registration statement. See Response Letter from General Cable Corp. dated November 17, 2009. Each of AMB, AMB LP and ProLogis acknowledges that Item 601(b)(10) is applicable to Forms 10-Q and 10-K and will file the exhibits required by that item with such forms.
Unaudited Pro Forma Condensed Consolidated Financial Statements
Merger Consideration
20.	Please revise to use ProLogis’ most recent stock price at the time of filing for determining the purchase price. In addition, include disclosure of the date at which the stock price was determined and a sensitivity analysis for the range of possible

Michael McTiernan, Esq.
United States Securities and Exchange Commission
April 12, 2011

outcomes of the purchase price based upon percentage increases and decreases in the recent stock price.
Response: In response to the Staff’s comment, the disclosure on page F-3 of Amendment No. 1 has been revised.

21.	Please tell us how you considered the impact of the exchange of share options and other equity-based awards on both the purchase price and the pro forma statement of operations. Refer to paragraphs 9-13 of ASC 850-30-30.

Response: As the terms of the merger agreement require the replacement of outstanding awards, in accordance with the model outlined in paragraphs 9-13 of ASC 805-30-30, the fair value of the outstanding awards of AMB and the allocation to both the precombination and postcombination periods based on the requisite service period completed have been estimated. Based on these estimates, AMB and ProLogis do not believe these amounts to be material to either the aggregate merger consideration (less than 2%) or the pro forma statement of operations. In response to the Staff’s comment, the disclosure on page F-3 of Amendment No. 1 has been revised.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Note 1 — Basis of Preliminary Purchase Price Allocation
22.	Please revise the amounts disclosed for the line items “Investments in and advances to unconsolidated investee” and “Cash, accounts receivable and other assets” to be consistent with the classification in the unaudited pro forma condensed consolidated balance sheet on page F-4, which reflects the reclassification of receivables from affiliate as disclosed in note 2A on page F-6.

Response: In response to the Staff’s comment, the disclosure on page F-6 of Amendment No. 1 has been revised.

23.	We note your disclosure of the estimated fair value of assets acquired and liabilities assumed, and your disclosure of related fair value adjustments in Note 2. Where fair value adjustments are significant (e.g., adjustment B), please disclose how they were determined including clear explanation of the assumptions involved.

Response: In response to the Staff’s comment, the disclosure on pages F-7 through F-9 of Amendment No. 1 has been revised.
Note 2 — Pro Forma Adjustments
24.	We note that certain pro forma adjustments are presented on a net basis on the face of the pro forma financial statements (e.g., adjustments H, L, O, Q, and R). Please revise to present significant pro forma adjustments gross on the face of the pro

Michael McTiernan, Esq.
United States Securities and Exchange Commission
April 12, 2011

forma statements or alternatively, quantify the components of the adjustments in the notes to the pro forma statements.

Response: In response to the Staff’s comment, the disclosure on pages F-8 and F-9 of Amendment No. 1 has been revised.
AMB Property Corporation
AMB Property L.P.
Forms 10-K for the Fiscal Year Ended December 31, 2010
Item 2. Properties
1.	We note your disclosure on page 10 that you seek to generate long-term internal growth in part through contractual rent increases on your leases. In future periodic filings, to the extent practicable, please provide quantitative disclosure on the degree of contractual rent increases built into new and renewed leases executed in the reporting period.

Response: The Staff’s comment is noted, and AMB and AMB LP will do so in future periodic filings, to the extent they contain similar disclosures.

2.	We refer to the Portfolio Overview table on page 39 and the calculation of average base rent set forth in footnote one to the table. Please advise us whether free rent periods are factored into this calculation. We may have further comment.

Response: In the above-referenced calculation of annualized base rent set forth in footnote one to the Portfolio Overview table on page 39, AMB and AMB LP confirm that free rent periods are not factored into this calculation, as indicated by the cash basis notation in footnote one. In future periodic filings, to the extent they contain similar disclosures, AMB and AMB LP will include disclosure to clarify that annualized base rent excludes free rent.
Owned and Managed Operating Leasing Statistics
3.	We note on page 42 your disclosure regarding second generation leasing activity and related tenant improvements and leasing commissions. Please tell us why you do not provide similar disclosure for first generation leases, including leases on vacant space in acquired properties executed during the reporting period. We may have further comment.

Response: The referenced disclosure focuses on rent changes on renewals and rollovers for retained and re-tenanted space, which AMB believes is a more meaningful illustration of AMB’s costs relating to leasing activity with respect to second-generation leasing costs than the equivalent costs would be with respect to leases on vacant space in acquired properties. Further, AMB believes that the majority of first-generation leasing

Michael McTiernan, Esq.
United States Securities and Exchange Commission
April 12, 2011

costs relate to its development portfolio, which costs are a component of the estimated total investment figures reported on page 44 of AMB’s Form 10-K. AMB believes that the disclosure as presented provides investors with accurate and useful information for understanding the ongoing cash requirements associated with the leasing activity presented and is consistent with the presentation used by other real estate companies.
Management’s Discussion and Analysis
4.	We note your disclosure on page 60 regarding the significant decline in fourth quarter rent rollover. In future periodic filings, please expand your discussion of rent rollover declines or increases to address management’s view regarding whether the historical data represents a material trend that may impact future results.

Response: The Staff’s comment is noted, and in future periodic filings AMB and AMB LP will expand the discussion of rent rollover declines or increases to address management’s view regarding whether the historical data represents a material trend that may impact future results.

5.	In your future periodic filings, please include disclosure on weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period. To the extent you exclude certain acquisitions, such as value-added acquisitions, from this figure, please provide quantitative disclosure reflecting the relative amount of these excluded acquisitions.

Response: The Staff’s comment is noted, and AMB and AMB LP will do so in future periodic filings, to the extent relevant and material to an understanding of operating results for the reporting period or the impact to future operating results.
Consolidated Results of Operations
6.	Please discuss in greater detail the relative contribution of changes in occupancy rates and changes in rent rates to changes in rental revenues in your future periodic filings.

Response: The Staff’s comment is noted, and AMB and AMB LP will provide greater detail in future periodic filings.
Supplemental Earnings Measures
7.	Refer to comment one on the Form S-4. In order to avoid investor confusion between the different definitions of FFO, in future periodic filings, please revise your reconciliation to go from GAAP net income through NAREIT FFO to your adjusted measure of FFO.

Response: The Staff’s comment is noted, and AMB and AMB LP will do so in future periodic filings.

Michael McTiernan, Esq.
United States Securities and Exchange Commission
April 12, 2011

8.	In your future periodic filings, please identify any properties you still own that were removed from the same-store pool from the prior year.

Response: The Staff’s comment is noted, and AMB and AMB LP will do so in future periodic filings to the extent applicable.
ProLogis Form 10-K for the Year Ended December 31, 2010
Item 1A. Risk Factors
As a global company, we are subject to social, political and economic risks...
1.	We note your disclosure that transfers of cash from your international operations may be affected by currency exchange control regulations, transfer pricing regulations, and potentially adverse tax consequences. Please tell us what consideration you have given to discussing the impact this has on your liquidity in your MD&A.

Response: ProLogis has not discussed the impact to our liquidity for each of these risks because ProLogis believes it has effectively managed these risks with little impact to its liquidity position. ProLogis’ expectation is that ProLogis will continue to manage these risks with little impact to its liquidity position; however, changes in regulations and tax laws in various jurisdictions are beyond ProLogis’ control and could result in an impact to ProLogis’ liquidity that is unknown at this time. ProLogis will continue to review the impact of these items on its liquidity and will provide additional disclosure to the extent circumstances require.
Item 2. Properties
2.	We note your disclosure on page 19 regarding costs incurred related to future development projects, including purchase options on, land. Please tell us whether you have had significant predevelopment/acquisition costs where you have abandoned the project and taken development charges.

Response: During 2009 and 2008, due to declining market conditions, ProLogis changed its intent with respect to certain land parcels that ProLogis expected to sell, rather than develop as previously planned. As a result, ProLogis expensed certain costs that it had incurred or acquired related to future development projects, including purchase options on land that ProLogis did not expect to realize through a development project. In addition, ProLogis has expensed certain other costs for projects when those projects were abandoned. These amounts aggregated $15.8 million in 2009 and $64.8 million in 2008. ProLogis no longer has significant deferred costs related to development projects and after January 1, 2009, all costs associated with potential business combinations are expensed as incurred.

Michael McTiernan, Esq.
United States Securities and Exchange Commission
April 12, 2011

Notes to Consolidated Financial Statements
Note 3. Dispositions
3.	Please tell us whether you recognized the full profit related to the sale of the portfolio of industrial properties and several equity method investments during the fourth quarter of 2010, and if so, how you determined that you did not have continuing involvement in the properties, given your investment in a preferred equity interest of a subsidiary of the buyer.

Response: ProLogis did recognize the full profit related to the sale of the portfolio of assets as it does not have any continuing equity investment in the properties. ProLogis’ preferred equity interest in a subsidiary of the buyer meets the definition of an investment in a debt security under FASB Accounting Standards Codification (ASC) Topic 320, Investments — Debt and Equity Securities, due to the terms of the instrument, specifically preferred stock that by its terms either must be redeemed by the issuing entity or is redeemable at the option of the investor. The instrument is mandatorily redeemable on the five-year anniversary of the transaction and carries a stated interest rate. ProLogis has no rights or obligations under the terms of the preferred investment that are not customary for a preferred equity investment.

Further, as ProLogis was providing seller financing through a debt security, guidance under ASC Subtopic 360-20, Property, Plant, and Equipment- Real Estate Sales, is applicable, specifically ASC 360-20-40-15 through 40-18. Based on the guidance and examples provided in ASC 360-20-55-55 through 55-56, the buyer’s initial investment was adequate to recognize the full profit.
*     *     *     *     *     *

Michael McTiernan, Esq.
United States Securities and Exchange Commission
April 12, 2011

          We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned, Robin Panovka or David K. Lam of Wachtell, Lipton, Rosen & Katz, counsel to AMB, at (212) 403-1000 (telephone), Michael T. Blair of Greenberg Traurig, LLP, counsel to ProLogis, at (312) 456-8400 (telephone) or Edward J. Schneidman, Michael L. Hermsen or David Malinger of Mayer Brown LLP, counsel to ProLogis, at (312) 782-0600 (telephone).
          We thank the Staff in advance for its assistance.
Sincerely,
/s/ Adam O. Emmerich
Adam O. Emmerich
Wachtell, Lipton, Rosen & Katz

cc:	Tamra D. Browne, AMB Property Corporation
Edward S. Nekritz, ProLogis
Robin Panovka and David K. Lam, Wachtell, Lipton, Rosen & Katz
Michael T. Blair, Greenberg Traurig, LLP
Edward J. Schneidman, Michael L. Hermsen and David Malinger, Mayer Brown LLP